Exhibit 4

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of March 28, 29 and 30, 2021, is entered into by and among Qell Acquisition Corp., a Cayman exempted company (“Qell”), Qell DutchCo B.V., a Netherlands private limited liability company (“Holdco”), Queen Cayman Merger LLC, a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub”), Lilium GmbH, a German limited liability company (the “Company”) and each shareholder of the Company set forth in Exhibit A attached hereto (each, a “Shareholder”, and collectively, the “Shareholders”, Qell, Holdco, Merger Sub, Company and Shareholder, each a "Party", jointly referred to as the “Parties”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as a result of the Company Share Exchange (as defined below), the Company will become a wholly-owned subsidiary of Holdco;

WHEREAS, concurrently herewith, Qell, Holdco, the Company and Merger Sub are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other transactions, Qell is to merge with and into Merger Sub, with Merger Sub continuing on as the surviving entity, on the terms and conditions set forth therein;

WHEREAS, as of the date hereof, each Shareholder is the sole and unrestricted owner (and is registered as such in the list of shareholders of the Company) of (except with respect to the existing sub-participation agreements which existence was previously disclosed to Qell and the Company), and subject to required approvals of the Company Shareholders and the Company Board, is entitled to dispose of, each Shareholder’s Company Shares as set forth on Exhibit A attached hereto (collectively, the “Owned Shares”; the Owned Shares and any additional shares of Company Shares (or any securities convertible into or exercisable or exchangeable for Company Shares) in which such Shareholder acquires ownership, or the right to vote or share in the voting, after the date hereof, including by way of purchase or by way of capital increase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares or otherwise, or upon exercise or conversion of any securities, the “Covered Shares”); and

WHEREAS, as a condition and inducement to the willingness of Qell, Holdco, the Company and Merger Sub to enter into the Business Combination Agreement, each Shareholder is entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.            Company Share Exchange.

(a)	Prior to the Merger Effective Time, each Shareholder shall enter into an exchange agreement (in a form provided by the Company) with the Company (“Exchange Agreement”), pursuant to which, after the Merger Effective Time, the Wiegand Board Appointment and the execution of the Holdco Board Agreements, and subject to and in accordance with the terms and conditions and sequence of events as set forth in the Business Combination Agreement, and otherwise in accordance with applicable laws, each Shareholder shall be obligated to contribute each Covered Share held by it to Holdco and Holdco shall accept such contribution and in exchange issue to such Shareholder such number of Holdco Class A Shares, or in the case of the Founder Shareholder, such number of Holdco Class B Shares, that is equal to the Applicable Exchange Consideration Per Share with respect to such Covered Share (and in connection with and in order to facilitate such contribution and exchange, such Shareholder shall, for the avoidance of doubt, also be obligated to execute a Dutch Deed of Issue and a German Share Transfer Deed) (the “Company Share Exchange”).

(b)	Each Shareholder hereby:

(i)	unconditionally and irrevocably agrees that, hereafter until the Termination Date, at any meeting of the shareholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of the Company distributed by the Company Board or otherwise undertaken in connection with or as contemplated by the Business Combination Agreement or the transactions contemplated thereby, and in accordance with the terms and subject to the conditions of the Company’s Governing Documents, such Shareholder shall, if a meeting is held, use its best efforts to appear at the meeting, in person, remotely, or by proxy, or otherwise cause its Covered Shares (to the extent such Covered Shares are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and such Shareholder shall vote or provide consent (or cause to be voted or consented), in person, remotely or by proxy, regardless of such Shareholder’s attendance at such meeting, all of its Covered Shares (to the extent such Covered Shares are entitled to vote on or provide consent with respect to such matter):

(1)	to approve and adopt, and instruct the management of the Company to grant written consent to, the Business Combination Agreement and the transactions contemplated thereby, including the Merger and the Company Share Exchange;

(2)	in any other circumstances upon which a consent, waiver or other approval may be required under the Company’s Governing Documents or under any agreements between the Company and its shareholders, including the Company Shareholders Agreement, to implement the Business Combination Agreement or the transactions contemplated thereby, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of such Shareholder’s Covered Shares held at such time in favor thereof;

(3)	against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Business Combination Agreement and the transactions contemplated thereby); and

(4)	against any proposal, action or agreement that, to the knowledge of such Shareholder, would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the transactions contemplated thereby, including the Merger and the Company Share Exchange, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement, or (C) result in any of the conditions set forth in Article 7 of the Business Combination Agreement not being fulfilled.

(ii)	undertakes, hereafter until the Termination Date, to take all other reasonably necessary and desirable actions in connection with the transactions contemplated by the Business Combination Agreement and the Ancillary Documents;

(iii)	agrees that, upon request by Qell, Holdco and/or the Company, such Shareholder shall grant the Company (or a designee of the Company) a separate proxy or power of attorney in a form as may be required to comply with local Law (including any requirements as to notarization), permitting and directing the Company (or a designee of the Company) (acting on behalf of such Shareholder) to, conditional upon the parties to the Business Combination Agreement being required to proceed to Closing, (a) effect the execution of the Dutch Deed of Issue, a German Share Transfer Deed, and the Exchange Agreement, as applicable, to cause and (b) to exercise any rights as a shareholder of the Target Company necessary in order to approve, the Company Share Exchange to occur in accordance with the Business Combination Agreement and this Agreement (including Section 9 hereof). The proxy or power of attorney granted by such Shareholder pursuant to this Section 1(b)(iii) shall, in each case, subject to applicable Law, be a durable proxy and power of attorney and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Shareholder and shall not issue any contrary instructions or otherwise seek to act in relation to the relevant matters under any and all prior proxies and powers of attorney granted by such Shareholder with respect to the Covered Shares; and

(iv)	agrees that it shall not commit in writing or agree in writing to take any action inconsistent with the foregoing.

(c)	Power of Attorney. In furtherance of the foregoing, and concurrent with the execution of this agreement, each Shareholder, will execute a German law governed power of attorney, substantially in the form attached as Exhibit B or in another form mutually acceptable to Holdco and the relevant Shareholder, in favour of Holdco and the other “attorneys” named therein; provided that, for the avoidance of doubt, and notwithstanding such execution, Qell, Holdco and/or the Company may exercise their rights set forth in Section 1(3)(b)(iii) above so as to remedy any local Law deficiencies or inconsistencies identified in such power of attorney.

(d)	FDI Matters. With respect to any potential matter under applicable FDI Laws in connection with the Company Share Exchange, any Company Shareholder’s participation in the PIPE Financing or any of the other Transactions, the Parties agree as follows:

(i)	Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

(1)	“FDI Certificate” means a certificate of non-objection (Unbedenklichkeitsbescheinigung) pursuant to section 58 (1) German Foreign Trade Ordinance (Außenwirtschaftsverordnung) or any other clearance pursuant to section 15 German Foreign Trade Act (Außenwirtschaftsgesetz) issued by the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie, “BMWi”) relating to the Transactions.

(2)	“FDI Screening” means any proceedings pursuant to FDI Laws (i.e., so called phase 1 and 2 pursuant to FDI Laws) carried out by a Governmental Entity in relation to any Transactions. For clarity: The Parties agree that the Working Level Call (as defined below) triggers phase 1 of a pending FDI Screening.

(3)	“FDI Laws” means any provision in connection with the screening of non-German investments pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), German Foreign Trade Ordinance (Außenwirtschaftsverordnung) and any Law and Order thereunder, in each case as amended from time to time.

(ii)	FDI clearance and Closing. After signing of the Business Combination Agreement, the Company, together with the Major Shareholders, will contact the department in charge of FDI matters at the BMWi and inform the department about the Transactions (the “Working Level Call”). Subsequently, the Company, Qell and the Major Shareholders shall jointly determine whether they provide a formal written submission regarding the Transactions to the BMWi proactively or wait for an approach by the BMWi. The Company, Qell and the Major Shareholders shall act reasonably and in good faith and consult with each other when making this determination while taking into account the then current status of the lawmaking process with respect to FDI Laws, the feedback received in the Working Level Call and the reception in the press.

(iii)	Waiver of FDI clearance.

(1)	The closing condition included in Section 7.1(b) of the Business Combination Agreement, so far as such closing condition applies to an FDI Screening, shall only be waived with the prior written consent of the Company, Qell and the Major Shareholders. Each such Party shall grant or withhold its written consent in the respective Party’s sole and unfettered discretion it being understood the consent shall not unreasonably be withheld in case no mandatory FDI Certificate is required. For the avoidance of doubt, if the Company, Qell, and the Major Shareholders agree, as at the applicable date of determination, that no mandatory FDI Certificate is required and no FDI Screening is pending, then (notwithstanding any other term of this Agreement) the consent of the Major Shareholders pursuant this Section 1(d)(iii) shall not be required in order to waive Section 7.1(b) of the Business Combination Agreement.

(2)	In case of a pending FDI Screening at the contemplated Closing Date under the Business Combination Agreement, but the Company, Qell, and the Major Shareholders agree that no mandatory FDI Certificate is required, the Company, Qell and the Major Shareholders shall jointly discuss in good faith whether to waive the closing conditions set forth in Section 7.1 (b) of the Business Combination Agreement. The Company, Qell and the Major Shareholders shall take into account the status of the pending FDI Screening, the arguments of the relevant authorities and the consequences for the Parties in case no waiver is declared.

(iv)	No liability. The Parties are aware that FDI Laws may change between the date of this Agreement and the contemplated Closing Date under the Business Combination Agreement and a lawmaking process with respect to FDI Laws is ongoing and, as a result of and subject to the changes of the FDI laws (if any), the closing of one or more Transactions might in future require an FDI Certificate and/or might in future be in scope of FDI Laws. Except as explicitly provided in Section 1(d) of this Agreement (in respect of the Parties), and in the Business Combination Agreement (in respect of those of the Parties that are parties thereto) none of the Parties makes any representation or warranty, covenants or in any other way assumes any obligation, responsibility or liability to the other Parties with respect to any effects or risks in connection with FDI Laws and the outcome of FDI Screenings. No action or omission of a Party taken in accordance with this Section 1(d) in connection with an FDI Screening, including any commercially reasonable decision to submit and/or withdraw a filing, shall be construed to mean that such Party has breached this Agreement, the Business Combination Agreement or any Ancillary Documents.

(v)	FDI filing. No Party shall be required under this Agreement, the Business Combination Agreement or any Ancillary Documents to submit a filing pursuant to FDI Laws to the BMWi, unless the BMWi has informed a Party in writing that, according to the assessment of the BMWi, a mandatory FDI Certificate requirement applies to one or more Transactions (the “BMWi Notification”) involving such Party. Such Party will submit a filing pursuant to FDI Laws in relation to such Transactions. It shall use reasonable best efforts to provide the submission promptly after having been informed by the BMWi.

(vi)	Orders and commitments. In the event that a Governmental Entity addresses a Party with any Order or any request for commitments pursuant to FDI Laws in connection with any of the Transactions, such Party shall neither have any obligation to accept any such Orders or make any commitments nor shall the Party be required to make use of available legal remedies. If the addressed Party, in its sole and unfettered discretion, accepts certain Orders or commitments as binding and/or commercially reasonable for itself, the non-addressed Parties shall use reasonable best efforts to procure that such Orders and commitments may be implemented with respect to the addressed Party.

(vii)	Cooperation. The Parties shall reasonably cooperate with respect to any FDI Screening and any other matter under FDI Laws related to the Transactions. The Parties shall, in particular, provide information and documentation in connection with an FDI Screening or other matter under FDI Laws related to the Transactions in good time, subject to appropriate protection of confidential information. Each Party shall (i) promptly inform the other Parties about any communication and meeting with any Governmental Entity on matters in connection with FDI Laws and (ii) provide the other Parties advance opportunity to participate in such communications and meetings. No Party shall be obliged to disclose business secrets to other Parties. If the BMWi approaches one Party with reasonable requests for information during FDI Screening, all Parties shall use reasonable best efforts to promptly submit all information or documents necessary to provide complete and prompt response to the BMWi.

(viii)	FDI-related termination of the Business Combination Agreement. If an FDI Screening is pending two (2) months after the Termination Date (as defined in Section 8.1(d) of the Business Combination Agreement), any Major Shareholder may request that the Company shall terminate the Business Combination Agreement.

2.            No Inconsistent Agreements. Each Shareholder hereby covenants and agrees that such Shareholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of such Shareholder’s Covered Shares that is inconsistent with such Shareholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of such Shareholder’s Covered Shares that is inconsistent with such Shareholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would restrict, limit or interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3.            Termination. This Agreement shall terminate upon the earliest of (i) the consummation of the Company Share Exchange and closing of the transactions contemplated by the Business Combination Agreement, (ii) the termination of the Business Combination Agreement in accordance with its terms, and (iii) the time this Agreement is terminated upon the mutual written agreement of the parties hereto (such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 11 through 20 shall survive the termination of this Agreement.

4.            Representations and Warranties of the Shareholders. Each Shareholder, several but not jointly, hereby represents and warrants to Qell, Holdco, the Company and Merger Sub as to itself as follows:

(a)	The Shareholder is the sole and unrestricted owner (and is registered as such in the list of shareholders of the Company) of (except with respect to the existing sub-participation agreements which existence was previously disclosed to Qell and the Company), and has good, valid and marketable title to, the Covered Shares, free and clear of Liens or any other limitations or restrictions (including any restriction on the right to vote, sell or otherwise dispose of the Covered Shares) other than Liens (a) pursuant to (i) this Agreement, (ii) the organizational documents of the Company (including, for the purposes hereof, any agreements between or among shareholders of the Company), (iii) the Business Combination Agreement or (iv) any applicable securities Laws or (b) that would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Shareholder to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement or the Business Combination Agreement. As of the date hereof, other than the Covered Shares, the Shareholder does not own, and does not hold or own any rights to acquire (directly or indirectly), any shares in the share capital of the Company (or any securities convertible into, or which can be exchanged for, shares in the share capital of the Company) or any interest therein.

(b)	The Shareholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Shareholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of the Shareholder’s Covered Shares that is inconsistent with the Shareholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Shareholder’s Covered Shares that is inconsistent with the Shareholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c)	The Shareholder affirms that (i) if the Shareholder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and shall deliver evidence of the consent of the Shareholder’s spouse (if applicable) to this Agreement, the Business Combination Agreement and the transactions contemplated thereby (including, but not limited to, the Merger and the Company Share Exchange), and (ii) if the Shareholder is not a natural person, (A) it is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and (B) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Shareholder.

(d)	Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), and save as provided for under Section 1(d) above, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Shareholder from, or to be given by the Shareholder to, or be made by the Shareholder with, any Governmental Entity in connection with the execution, delivery and performance by the Shareholder of this Agreement, the consummation of the transactions contemplated hereby, the Company Share Exchange and the other transactions contemplated by the Business Combination Agreement.

(e)	The execution, delivery and performance of this Agreement by the Shareholder do not, and the consummation of the transactions contemplated hereby, the Company Share Exchange and the other transactions contemplated by the Business Combination Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Shareholder (if the Shareholder is not a natural person), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Shareholder pursuant to any Contract binding upon the Shareholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law to which the Shareholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Shareholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Shareholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Company Share Exchange or the other transactions contemplated by the Business Combination Agreement.

(f)	As of the date of this Agreement, there is no action, proceeding or investigation pending against the Shareholder or, to the knowledge of the Shareholder, threatened against the Shareholder that questions the ownership of the Shareholder’s Owned Shares, the validity of this Agreement or that in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Shareholder of its obligations under this Agreement.

(g)	The Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of Qell and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon Qell or the Company and based on such information as the Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Shareholder acknowledges that Qell and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Shareholder acknowledges that the agreements contained herein with respect to the Covered Shares held by the Shareholder are irrevocable.

(h)	The Shareholder understands and acknowledges that each of Qell, Holdco, the Company and Merger Sub is entering into the Business Combination Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Shareholder contained herein.

(i)	No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which Qell, Holdco, Merger Sub or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by the Shareholder in his, her or its capacity as a shareholder or, to the knowledge of the Shareholder, on behalf of the Shareholder in his, her or its capacity as a shareholder.

5.            Certain Covenants of the Shareholders. Except in accordance with the terms of this Agreement, each Shareholder hereby covenants and agrees as of itself as follows:

(a)	No Solicitation. Subject to Section 6 hereof, prior to the Termination Date, the Shareholder agrees not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing. The Shareholder also agrees that immediately following the execution of this Agreement the Shareholder shall, and shall use commercially reasonable efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal.

Notwithstanding anything in this Agreement to the contrary, (i) the Shareholder shall not be responsible for the actions of the Company or its advisory board (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by this Section 5(a), (ii) the Shareholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, and (iii) any breach by the Company of its obligations under Section 6.6 of the Business Combination Agreement shall not be considered a breach of this Section 5(a) (it being understood for the avoidance of doubt that the Shareholder shall remain responsible for any breach by the Shareholder or his, her or its Representatives (other than any such Representative that is a Company Related Party) of this Section 5(a)).

(b)	No Transfer. The Shareholder hereby agrees not to, at any time prior to the Termination Date, directly or indirectly, (i) sell, offer to sell, or agree to sell, transfer, hypothecate, pledge, encumber, assign, hedge, swap, convert, grant any option to purchase or otherwise dispose of or agree to dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any of the Shareholder’s Covered Shares (collectively, “Transfer”), or enter into any Contract or option with respect to the Transfer of, any of the Shareholder’s Covered Shares,(ii) publicly announce any intention to effect any transaction specified in clause (i), or (iii) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to a Shareholder Affiliate (as defined below) (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Qell and Holdco, to assume all of the obligations of the Shareholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 5(b) shall not relieve the Shareholder of its obligations under this Agreement. Any Transfer in violation of this Section 5(b) with respect to the Shareholder’s Covered Shares shall be null and void.

(c)	The Shareholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

(d)	Binding Effect of the Business Combination Agreement. The Shareholder hereby acknowledges that it has had the opportunity to read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Shareholder shall be bound by and comply with Sections 6.6(a) (Exclusive Dealing) in respect of Acquisition Proposals regarding the Company and 6.4 (Public Announcements) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if (a) the Shareholder was an original signatory to the Business Combination Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 6.6(a) of the Business Combination Agreement (other than for purposes of the definition of Acquisition Proposal) also referred to each the Shareholder.

(e)	Registration Rights Agreement. The Shareholder agrees that it will deliver, substantially simultaneously with the Merger Effective Time, a duly-executed copy of that certain Registration Rights Agreement substantially in the form attached as Exhibit A to the Business Combination Agreement.

(f)	Company Shareholders Agreement. The Shareholder hereby acknowledges and agrees that to the extent the transactions contemplated by the Business Combination Agreement consummate and the Closing occurs, then the Company Shareholders Agreement (and all agreements ancillary thereto, including any addendums or side letters to such Shareholders Agreement) shall no longer be in effect and will be terminated in accordance with its terms and conditions set forth therein.

6.            Further Assurances. From time to time, at the request of Qell, Holdco or the Company and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary (including under applicable Laws) or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement, including the Company Share Exchange and other transactions contemplated by the Business Combination Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable. Each Shareholder further agrees not to commence or participate in, assist or encourage, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Qell, Qell’s Affiliates, the Sponsor, Holdco, the Company or any of their respective successors and assigns, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, (b) challenging the transactions contemplated by the Business Combination Agreement, (c) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Business Combination Agreement or (d) disputing the allocation of the consideration payable as part of the Company Share Exchange pursuant to the terms of the Business Combination Agreement, in each case of (a) through (d) except for cases of fraud.

7.            Publicity and Disclosure.

(a)	Each Shareholder hereby authorizes the Company, Holdco and Qell to publish and disclose in any announcement or disclosure required by the SEC such Shareholder’s identity and ownership of the Covered Shares and the nature of such Shareholder’s obligations under this Agreement and, if deemed appropriate by Qell, Holdco or the Company, a copy of this Agreement; provided, that prior to any such publication or disclosure the Company and Qell have provided each Shareholder with an opportunity to review and comment upon such announcement or disclosure, which comments the Company, Holdco and Qell will consider in good faith. Except with respect to FDI Screenings, which shall be exclusively governed by Section 1(d) above, each Shareholder will promptly provide any information reasonably requested by Qell, Holdco or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC), subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law.

(b)	Except as explicitly provided for otherwise in Section 7(a) above, (i) no Party shall disclose the terms and conditions of this Agreement, or the names of the other Parties, to any third party without the prior written consent of the other Parties other than to their respective directors, employees or professional advisers, and other than as required by applicable laws, regulations and listing rules of relevant stock exchanges and (ii) no Party shall use the name or logo of the Shareholders or any of their Shareholder Affiliates, or refer to the Shareholders or their Shareholder Affiliates, directly or indirectly, in connection with such Shareholder’s relationship with the Company, in each case in any manner, context or format (including, without limitation, links to websites, press or news releases, marketing materials, social media or otherwise), without the prior written consent of the applicable Shareholder other than as required by applicable laws, regulations and listing rules of relevant stock exchanges.

8.            Changes in Share Capital. In the event of a stock split, stock dividend or distribution, or any change in the Company’s share capital by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

9.            Certain Covenants of Qell, Holdco, Merger Sub and the Company.

(a)	Qell, Holdco, Merger Sub and the Company agree that:

(i)	neither the Business Combination Agreement, the Subscription agreements, the Sponsor Letter Agreement nor any agreement contemplated thereunder (including any forms of agreements attached thereto, including the form Registration Rights Agreement) shall be amended, modified or supplemented in any manner without the prior written consent of each Major Shareholder;

(ii)	without the prior written consent of each Shareholder, the Business Combination Agreement, and other Ancillary Documents shall not be amended or modified such that the amendment or modification would (i) result in the Applicable Exchange Consideration Per Share with respect to each Shareholder’s Covered Share being materially lower than the Applicable Exchange Consideration Per Share with respect to each Shareholder’s Covered Share had that amendment or modification not been effected without the prior consent of each Shareholder or (ii) otherwise adversely affect the equityholders of the Company in any material respect; and

(iii)	promptly after Closing, Holdco shall accede to the Cooperation and Preferred Partner Agreement entered into between the Company and Tencent Mobility (Luxembourg) S.à r.l. on 26 March 2021 (notarial deed no. 1728/2021 of the Civil Law Notary Dr. Bernhard Schaub, Munich, Germany) as additional Party and shall procure that the Company fulfills all of its obligation thereunder.

(b)	The Company further agrees that it shall not waive any of its rights, powers or privileges under the Business Combination Agreement or any agreement contemplated thereby, including waiver of any of the conditions to the Closing set forth in Section 7 of the Business Combination Agreement without the prior written consent of each Major Shareholder.

(c)	Without prejudice to Section 9(a) above and unless otherwise agreed between Qell, the Company and each Major Shareholder, Holdco shall procure that Holdco's Governing Documents, as of Closing, include provisions substantially in the form attached hereto as Exhibit D.

10.          Founder Tax Covenant.

(a)	Irrespective of, and superseding, any deviating provisions under the Agreement, the Ancillary Agreements and/or this Agreement, Holdco undertakes exclusively to the benefit of the respective Beneficiary (as defined below) to:

(i)	(x) exercise any existing election right under section 21(1) sent. 2 of the German Reorganisation Tax Act (Umwandlungssteuergesetz, "UmwStG") for recognition of the Company Shares contributed by such Beneficiary in the Company Share Exchange ("Contributed Company Shares") at such value as notified to Holdco in writing by such Beneficiary until 31 December 2021, provided that such value must be equal to or higher than the respective book value (or acquisition costs) for German tax accounting or tax purposes, but in no case exceed the respective fair market value of the Contributed Company Shares of such Beneficiary, and (y) duly apply for recognition of the relevant Beneficiary´s Contributed Company Shares in Holdco´s German tax accounts upon their receipt at the aforementioned value;

(ii)	not take any actions on its level, and to procure that its subsidiaries do not take any actions on their levels, which would trigger a retroactive taxation of a contribution gain for the respective Beneficiary pursuant to section 22(2) UmwStG, potentially in conjunction with section 22(6), (7) or (8) UmwStG (Einbringungsgewinn II), and

(iii)	render upon written request of the respective Beneficiary information reasonably requested by the respective Beneficiary and duly required to comply with the notification obligation pursuant to section 22(3) UmwStG to the Beneficiary, provided that Holdco shall be released from this obligation if the respective Beneficiary failed to specify and request from Holdco in writing such relevant information required under section 22(3) UmwStG until 15 April of the relevant calendar year.

Any Tax and any ancillary charges thereon each in the meaning of section 3 German fiscal code (Abgabenordnung) accruing as a consequence of a breach of an undertaking of Holdco set forth in this Section 10(a) is referred to in this Section 10 as a “Covenant Breach Tax”.

(b)	In case of a breach of a covenant according to Section 10(a) above, and except to the extent that the respective Covenant Breach Tax results solely from any action or omission by the respective Beneficiary without the consent of Holdco´s board under general rules of procedure, in order to compensate the respective Beneficiary for the respective Covenant Breach Tax, Holdco shall protect the respective Beneficiary from any negative financial, in particular negative liquidity effects from the breach of the covenant under section (a) and the respective Beneficiary shall return any refund of a Covenant Breach Tax and any Tax Advantage to Holdco, each solely in accordance with Sections 10(c) to 10(h).

(c)	Holdco shall grant and pay out a non-interest-bearing loan in the amount of any Covenant Breach Tax accruing on the respective Beneficiary’s level to the respective Beneficiary, subject to repayment exclusively as set forth in Section 10(d) below by such Beneficiary (“Loan”). A Loan shall become due to be paid out three (3) Business Days prior to the date on which a respective Covenant Breach Tax is due to be paid by the respective Beneficiary to a Tax authority but not earlier than ten (10) Business Days after the respective Beneficiary has:

(i)	notified Holdco in writing of the existence of a respective claim, its volume and its due date inter alia. by providing a copy of the respective tax assessment notice; and

(ii)	requested in writing payment of the Loan.

After the payment of a Loan to the respective Beneficiary, such Beneficiary and Holdco shall agree on adequate security for the respective Beneficiary´s obligations under Section 10(d) below, whereby, i.a., (x) a pledge (Pfandrecht) or security assignment (Sicherheitenübertragung) with respect to an amount of Holdco Shares amounting in value to 100% of the Tax Advantage (as defined below, but calculated upon the hypothetical sale of 100% Holdco Shares at the relevant fair market value (calculated upon the average of the consecutive twenty trading days prior to the date three Business Days prior to the grant date which shall be agreed in good faith) or (y) the offering to Holdco of a security blockage over the custody account (Wertpapierdepotkonto) where such amount of securities as calculated under (x) is deposited shall be deemed to constitute grant of adequate security. Holdco and the respective Beneficiary shall agree in good faith on the release or addition of security in the first six weeks of each calendar year, depending on the increase or reduction of the relevant fair market value (calculated upon the average of the consecutive twenty trading days prior to the preceding calendar year end) in comparison with the relevant fair market value as at the relevant previous date at which security was granted, released or added. “Holdco Shares” shall include any securities received in exchange for these Holdco Shares or for any such securities for all purposes of this Section 10.

(d)	After having received a Loan, the respective Beneficiary shall pay to Holdco without undue delay upon having received or realized a respective item, as full or partial repayment of such Loan, an amount equal to:

(i)	any refund of a Covenant Breach Tax (including interest on such Tax), and recovery without recourse from a third party of a Covenant Breach Tax and/or such interest (net of any Taxes on such recovery and of reasonable external expenses of the relevant Beneficiary incurred to assert and enforce such recovery), each to the extent such Loan has been granted with respect to such Covenant Breach Tax; and

(ii)	any Tax Advantage received or realized solely because of a disposal of Holdco Shares received for the Contributed Company Shares or because of any other taxable event with respect to those Holdco Shares, by the respective Beneficiary or, with respect to a gift of those Holdco Shares by such Beneficiary to a Donee (as defined below), by such Donee. A “Tax Advantage” shall always be calculated as the difference (in EUR) between (x) aggregate Taxes accruing to and being payable by the respective Beneficiary or by such Donee due to such disposal or other taxable event after, and considering, the occurrence of a step-up in the Tax basis of those Holdco Shares received by the Beneficiary for the Contributed Company Shares which is triggered by a breach of a covenant under Section10(a) which in turn triggered an aforementioned Covenant Breach Tax for which Holdco has granted a Loan and (y) aggregate Taxes hypothetically accruing to and being payable by the respective Beneficiary or by such Donee due to such disposal or other taxable event if the step-up in the Tax basis of Holdco Shares referred to under (x) is ignored for Tax calculation purposes, with all other conditions relevant for (x) and (y) being equal;

provided further that the aggregate amount of such repayments of the respective Beneficiary and/or Donee shall not exceed the amount of the respective Loan. After having requested a payment from Holdco according to Section 10(c) above, until the respective Loan has been fully repaid, the respective Beneficiary shall not dispose of Holdco Shares other than through a sale at fair market value for non-deferred cash consideration or, if the Beneficiary gifts Holdco Shares to another person (any such person with respect to Holdco Shares gifted by the respective Beneficiary a “Donee”) and if such Donee undertakes towards Holdco to assume as a guarantor the respective Beneficiary´s obligations under Section 10(d)(ii). solely with respect to the Holdco Shares gifted to him, her or it, by way of gift to such Donee. The Beneficiary shall be entitled to any such permitted sale or gift transfer at his or her discretion and to request in case of a sale that Holdco duly waives any security granted over Holdco Shares to that effect and to request in case of a gift to a Donee that Holdco allows for transfer of Holdco Shares over which security is granted to Holdco if such security continues to exist or is re-established to the benefit of Holdco after the transfer. The relevant Beneficiary shall inform Holdco in writing of any events which may result in a repayment of the Loan pursuant to this Section 10(d) and of his or her holding of Holdco Shares, in each case without undue delay after any such event, but in any case as at the end of each calendar year until 31 March of the following year

(e)	If additional Taxes (including any ancillary charges thereon in the meaning of section 3 German fiscal code (Abgabenordnung)) are being incurred by a Beneficiary due to the grant of the Loan, its conditions or its partial or full non-repayment, the respective Beneficiary and Holdco shall (i) use their joint reasonable best efforts to review and, to the extent reasonable, challenge any detrimental Tax assessment underlying such Taxes with a view to mitigating Tax impacts on the level of Beneficiary and/or Holdco and (ii) Holdco shall mitigate any negative Tax and/or liquidity impact for the Beneficiary from such an additional Tax by granting an additional loan to the respective Beneficiary, as the case may be. Sections 10(b) through 10(d) above and Section 10(f) below shall apply mutatis mutandis to such additional loan.

(f)	A claim of a Beneficiary under Sections 10(b) and 10(c) above shall be time barred six months after the underlying Covenant Breach Tax or the additional Tax referenced in Section 10(e) is assessed in a final and binding manner (formell und materiell bestandskräftige Festsetzung) or cannot be legally assessed anymore due to prescription under statutory law (Festsetzungsverjährung).

(g)	“Beneficiary” means any of the following Company Shareholders: Daniel Wiegand, Sebastian Born, Matthias Meiner, Patrick Nathen and their universal successors and e42 II GmbH.

(h)	Capitalized terms used, but not otherwise defined in this Section 10 shall have the meaning ascribed to them (i) in this Agreement and (ii) if not otherwise defined in this Agreement, in the Business Combination Agreement.

11.          Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Qell, Holdco, Merger Sub, the Company and the Shareholders.

12.          Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

13.          Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or seven (7) business days after being sent by a nationally recognized overnight courier service, such as Federal Express, to the parties hereto at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 12):

if to the Shareholders, to them at:

the applicable address (including email) each Shareholder has specified as set forth on Exhibit C.

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036

Attention:	Carl P. Marcellino
Tara Fisher

Email:	carl.marcellino@ropesgray.com
tara.fisher@ropesgray.com

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe (UK) LLP
107 Cheapside
London EC2V 6DN
United Kingdom

Attention:	Christopher Grew
Christopher Rödter

Email:	cgrew@orrick.com
croedter@orrick.com

if to Qell, to it at:

Qell Acquisition Corp.
505 Montgomery Street, Suite 1100
San Francisco, CA 94111

Attention:	Barry Engle
Sam Gabbita

Email:	Barry.engle@qellpartners.com
Sam.gabbita@qellpartners.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210

Attention:	Jocelyn Arel
Joshua Klazkin

Email:	Jarel@goodwinlaw.com
Jklatzkin@goodwin.com

14.          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Qell, Holdco or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Shareholders. All rights, ownership and economic benefits of and relating to the Covered Shares of the Shareholders shall remain vested in and belong to the Shareholders, and Qell shall have no authority to direct the Shareholder in the voting or disposition of any of the Shareholders’s Covered Shares, except as otherwise provided herein.

15.          Entire Agreement. This Agreement and the Business Combination Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof.

16.          No Third-Party Beneficiaries. Each Shareholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Qell, Holdco and the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

17.          Miscellaneous. Sections 9.1 (Non-Survival), 9.5 (Governing Law), 9.7 (Construction; Interpretation), 9.10 (Severability), 9.11 (Counterparts; Electronic Signatures), 9.15 (Waiver of Jury Trial), and 9.16 (Arbitration) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

18.          Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

19.          Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of New York, this being in addition to any other remedy to which such party is entitled at law or in equity.

20.          Capacity as a Shareholder.

(a)	Notwithstanding anything herein to the contrary, each Shareholder signs this Agreement solely in such Shareholder’s capacity as a shareholder of the Company and as owner of such Shareholder’s Covered Shares, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of the Shareholders or any Shareholder Affiliate, employee or designee of the Shareholders or any Shareholder Affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

(b)	For the purposes of this Agreement:

(i)	“Control” means, in relation to any Person, (i) direct, indirect or beneficial ownership of the majority of the voting rights and/or capital interests in such Person, (ii) the power, directly or indirectly, to designate, nominate or remove more than half of the members of the board of directors, management board, supervisory board or similar corporate body of such Person, and/or (iii) the power, directly or indirectly, whether by contract or otherwise, to direct or cause the direction of the management, the affairs, the policies and/or investment decisions of such Person and the terms “Controlled” and “Controlling” have meanings correlative thereto.

(ii)	“Major Shareholder” means (a) Tencent Mobility (Luxembourg) S.à r.l or any Shareholder Affiliate thereof, and (b) in respect of all Sections of this Agreement other than Section 1(d), Lightrock Growth Fund I S.A., SICAV-RAIF, Atomico IV, L.P., Atomico IV (Guernsey), L.P., Scottish Mortgage Investment Trust plc or any Shareholder Affiliates thereof.

(iii)	“Founder Shareholder” means Mr Daniel Wiegand.

(iv)	“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, investment fund, foundation or other similar entity, whether or not a legal entity.

(v)	“Shareholder Affiliate” means any Person who directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, each Shareholder, as applicable, or in case of an investment fund, its investment manager and/or advisor or an investment fund that is managed and/or advised by an entity that is under common Control with one of the foregoing.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

SHAREHOLDER

Name:
Title:

Subject Company Shares:

shares of Company Common Shares
shares of Company Seed Preferred Shares
shares of Company Series A Preferred Shares
shares of Company Series B Preferred Shares
shares of Company Series B1 Preferred Shares
shares of Company Series B2 Preferred Shares

[Exhibit D to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

QELL ACQUISITION CORP.

By:
Name:
Title:

QELL DUTCHCO B.V.

By:
Name:
Title:

QUEEN CAYMAN MERGER SUB LLC

By:
Name: Title:

[Exhibit D to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

Lilium GmbH.

By:
Name:
Title:

[Exhibit D to Support Agreement]